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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025.

Commission File Number 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F     ☐  Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date April 9, 2025	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

(Signature)*
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-23)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

April 9, 2025 Press release

Aegon announces reset of perpetual subordinated bonds

Aegon today announces that it will reset the coupon on its EUR 113 million (NLG 250 million) 1.506% perpetual cumulative subordinated bonds (ISIN: NL0000120004, originally issued in 1995, the “bonds”) on June 8, 2025.

As of June 8, 2005, and every ten years thereafter, Aegon has had the option to either call the bonds or reset the coupon.

The bonds will continue to be outstanding in accordance with their terms, with the next optional redemption date on June 8, 2035. The new coupon will be published on or around June 3, 2025.

Contacts

Media relations	Investor relations
Richard Mackillican	Yves Cormier
+31(0) 62 741 1546	+31(0) 70 344 8028
richard.mackillican@aegon.com	yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

April 9, 2025 Press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Financial risks - Rapidly rising interest rates; Sustained low or negative interest rate levels; Disruptions in the global financial markets and general economic conditions; Elevated levels of inflation; Illiquidity of certain investment assets; Credit risk, declines in value and defaults in Aegon’s debt securities, private placements, mortgage loan portfolios and other instruments or the failure of certain counterparties; Decline in equity markets; Downturn in the real estate market; Default of a major financial market participant; Failure by reinsurers to which Aegon has ceded risk; Downgrade in Aegon’s credit ratings; Fluctuations in currency exchange rates; Unsuccessful management of derivatives; Subjective valuation of Aegon’s investments, allowances and impairments;

•

Underwriting risks - Differences between actual claims experience/underwriting and reserve assumptions; Losses on products with guarantees due to volatile markets; Restrictions on underwriting criteria and the use of data; Unexpected return on offered financial and insurance products; Reinsurance may not be available, affordable, or adequate; Catastrophic events;

•

Operational risks - Competitive factors; Difficulty in acquiring and integrating new businesses or divesting existing operations; Difficulties in distributing and marketing products through its current and future distribution channels; Slow to adapt to and leverage new technologies; Failure of data management and governance; Epidemics or pandemics; Unsuccessful in managing exposure to climate risk; Unidentified or unanticipated risk events; Aegon’s information technology systems may not be resilient against constantly evolving threats; Computer system failure or security breach; Breach of data privacy or security obligations; Inaccuracies in econometric, financial, or actuarial models, or differing interpretations of underlying methodologies; Inaccurate, incomplete or unsuccessful quantitative models, algorithms or calculations; Issues with third-party providers, including events such as bankruptcy, disruption of services, poor performance, non-performance, or standards of service level agreements not being upheld; Inability to attract and retain personnel;

•

Political, regulatory, and supervisory risks - Requirement to increase technical provisions and/or hold higher amounts of regulatory capital as a result of changes in the regulatory environment or changes in rating agency analysis; Political or other instability in a country or geographic region; Changes in accounting standards; Inability of Aegon’s subsidiaries to pay dividends to Aegon Ltd.; Risks of application of intervention measures;

•

Legal and compliance risks - Unfavorable outcomes of legal and arbitration proceedings and regulatory investigations and actions; Changes in government regulations in the jurisdictions in which Aegon operates; Increased attention to sustainability matters and evolving sustainability standards and requirements; Tax risks; Difficulty to effect service of process or to enforce judgments against Aegon in the United States; Inability to manage risks associated with the reform and replacement of benchmark rates; Inability to protect intellectual property;

•

Risks relating to Aegon’s common shares - Volatility of Aegon’s share price; Offering of additional common shares in the future; Significant influence of Vereniging Aegon over Aegon’s corporate actions; Currency fluctuations; Influence of Perpetual Contingent Convertible Securities over the market price for Aegon’s common shares.

Additionally, Aegon provides some information in this report that is informed by various stakeholder expectations, non-US regulatory requirements, and third-party frameworks. Such information, whether provided here or in Aegon’s other disclosures (including website materials), is not necessarily material for SEC reporting purposes.

Even in instances where we use “material”, this should not in all instances be deemed to refer to materiality for purposes of our U.S. federal securities filings, as there are various definitions of materiality used by different stakeholders, including but not limited to a more expansive “double materiality” standard pursuant to the European Sustainability Reporting Standards that has informed much of our sustainability disclosure. Similarly, while we leverage various frameworks in our disclosures, we cannot guarantee, and language such as “align” or “follow” is not meant to imply complete alignment with these requirements.

We similarly cannot guarantee complete alignment with any stakeholder’s interpretation or preference for the measurement or presentation of sustainability or other information in this report. Expectations, as well as our own approach, continue to evolve and may change for a variety of reasons, including regulatory or business requirements or other factors that may not be in our control. Similarly, certain disclosures are based on hypothetical scenarios which may not be reflective of expectations or future events; such scenarios are subject to inherent uncertainty given the long-time frames and breadth of variables involved. As a final note, documents and website references included herein are provided solely for convenience and are not incorporated by reference absent express language to the contrary.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2023 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.